Filed by Caesars Entertainment, Inc. pursuant to Rule 425
                                              under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                  Subject Company: Caesars Entertainment, Inc.
                                                Commission File No.: 001-14573


This filing relates to a proposed acquisition (the "Acquisition") by Harrah's Entertainment, Inc. ("Harrah's") of Caesars Entertainment, Inc. ("Caesars") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 14, 2004 (the "Merger Agreement"), by and among Harrah's, Harrah's Operating Company, Inc. and Caesars. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Caesars on July 16, 2004, and is incorporated by reference into this filing.

On August 27, 2004, Caesars posted an employee communication memo on its website discussing the Merger Agreement and proposed merger. The text of the employee communication memo is as follows:



                     CAESARS                                HARRAH*S
             ----------------------                   -------------------
               ENTERTAINMENT (TM)                     ENTERTAINMENT, INC.


       Caesars Entertainment/Harrah's Entertainment Merger Information

                                WEBSITE FAQ'S


Caesars Indiana (state limits on casino licenses)
------------------------------------------------

The law in the state of Indiana limits an individual company to two gaming licenses. Together, Harrah's and Caesars will have three properties. Which one will be sold?

Indiana state law currently restricts casino operators to two licenses in the state. Harrah's Entertainment currently operates two Indiana casinos - Harrah's East Chicago and Horseshoe Casino Hammond, while Caesars operates Caesars Indiana at Elizabeth. Decisions about the sale of any individual property or properties, whether in Indiana or other jurisdictions, will not be made until the merger process is farther along. We will share any news about property dispositions just as soon as we can.

Bally's New Orleans, Caesars Tahoe and Laughlin
-----------------------------------------------

What will happen to Bally's New Orleans? Will it remain as is, be sold or moved?

Will Caesars Tahoe be sold?

Is Harrah's planning to get rid of the Laughlin property?

No decisions have yet been made about any property sales that would be undertaken as part of the merger process. We constantly receive inquiries about property acquisitions or dispositions and we have established a formal process to review those inquiries. That is our obligation to our stockholders. If and when decisions are made that might affect any property, we will let you know just as soon as we can. In the meantime, we should concentrate on providing all of our customers the best possible service.


MidSouth Service Center
-----------------------

Will the Mid-South Service Center be closed?

Caesars Entertainment has no plans to change the status of the Mid-South Service Center. Harrah's executives have said they will carefully evaluate all of our existing staff and their locations before coming to any conclusions. When we know more, we will inform you.


Atlantic City
-------------

We have seen that Harrah's properties in Atlantic City have eliminated all convention business; do you know at this time if that will be the case at Bally's, Caesars, and the Atlantic City Hilton?

It is too early to know whether there will be any significant changes in marketing strategies at any of the Caesars properties as a result of the transaction. Harrah's expects to evaluate our business approach before making decisions of this nature.

Other Brands
------------

I have noticed the brand names mentioned. Flamingo, Bally's and Grand are not mentioned. Has anything been mentioned about these three brands' future with Harrah's?

Is there any more defining information that can be provided in the short term around the question of re-branding, continuing, discontinuing, or selling, etc. of those "other" brands?

What will happen to the other employees who are not working at the three major focused brands?

As you know, Harrah's Entertainment President and CEO Gary Loveman has said that the merged company will focus primarily on three brands - Harrah's, Caesars and Horseshoe - along with stand-alone brands such as Rio and Paris. Because of that focus, it is possible that some properties will be re-branded while others will retain their existing brand. Some properties may be sold. But it is important to remember that branding and asset disposition are separate issues - the brand of a property may change while the property remains in the portfolio of the new company. Those branding decisions will be made after the transaction closes, as Harrah's management completes its competitive assessment of the markets in which the new company will operate. As of today, no decisions have been made about re-branding or selling properties in the Caesars portfolio. We will share information about those decisions as soon as we can.

Employment Security
-------------------

What's the earliest a person might be laid off? Since the outplacement program will not be in place until the merger, are employees status quo until the 'merger'?

If our jobs are eliminated, will we be told in advance of our last day, so we can start looking for a new job and have somewhere to go once the time is up?

Does this mean ALL corporate jobs will be eliminated OR only jobs where there are redundancies. How long before we will know if our position is being targeted. Will we have some warning, or will it be a surprise?

As we move closer to the closing of the merger, we will work with Harrah's to identify those positions that may be eliminated. We will share that information with you just as soon as we can.

Will there be a chance for us managers who are involved with the cook chill and butcher shop operations to discuss opportunities with Harrah's in regards to expansion? Will we be allowed to make a presentation to them in an attempt to continue what we do and include them?

As we move through the transition process, Bob Conover and his staff on the Caesars Transition team will work with Harrah's management to bring together operational teams to meet and discuss their work. Bob and his team will let you known when your meeting is scheduled.


If any Caesars property is sold or closed by either Caesars or Harrah's due to FTC or jurisdiction regulations, would the employees be entitled to severance pay?

Harrah's has agreed to continue the CZR severance program for one year, post aquisition. Do we know if it is true that Harrah's policy at its existing properties does not provide any type of severance package?

You stated that "salaried employees are entitled to two weeks of severance pay for each year of service etc." Is this each year as a salaried employee or just service?

Employees who lose their jobs as a result of the transition will be entitled to severance pay under the terms of the current Caesars Entertainment policy. Salaried employees are entitled to two weeks of severance pay for each year of service, up to a maximum of one year of pay. Hourly employees are entitled to one week of severance pay for each year of service, up to a maximum of six months of pay. This policy will stay in effect for up to one year from the date of the closing of the merger. The rumor that Harrah's has no severance policy is untrue.

It is my understanding that there is a type of aptitude test that Harrah's requires of certain level employees and higher. If this is true, would that also be required of the current employees of Caesars Entertainment? And if after taking this test one does not pass, what is the future for that employee in that position and with this company?

Harrah's does test for certain positions, but no decisions have been made on testing current Caesars employees. When we have more information, we will let you know.


If we provide a service that Harrah's now outsources, what are the chances of our job retention?

How likely is it that several deparments can be consolidated into one department?

We heard that payroll is sent out to be processed. Will that continue or will it be done on property as it is now at Bally's?

Harrah's corporate employees process all payrolls at a centralized location. As for outsourcing, department consolidation and other similar issues, Harrah's management will make decisions based on its evaluation and assessment of Caesars' practices and operational organization. No changes are anticipated before the deal closes.

Harrah's Benefits Programs (401K)
---------------------------------

Do you have any information on Harrah's benefits programs available to review (i.e. vacation pay, 401(k) highlights, H&W benefits)?

How will my 401K plan be affected after the deal closes?

Will there be more paid holidays? Will PTO still be earned as it is now?

Would this deal increase the number of hotels that employees can receive discounts or comps at?

How will my vacation time be affected?

Regarding my Stock Purchase plan, will it continue as is or similar plan with Harrah's?

For the employees that have a lot of sick hours, will they be given the option of a buy back in the event that their position is eliminated?

Harrah's has agreed that during the first year of transition after the deal closes, it will provide Caesars employees with benefits that are, in the aggregate, equivalent to what they currently receive from Caesars Entertainment. That means that some aspects of benefit coverage might better than the existing package while others might not be as good. But taken together, benefits for the first year will be equivalent to what you currently receive from Caesars.

Many of you have asked questions about the details of Harrah's benefit plans - including issues involving health insurance, 401Ks, employee discounts and other benefits. At the moment, federal regulations preclude Harrah's from revealing much of that information to us. We will know more once shareholders of both companies approve the transaction. We can tell you that you will be permitted to roll over your existing 401K plan into a Harrah's plan, and will share additional details about Harrah's benefits program as they become available.


Harrah's Salary and Transfer Policies
-------------------------------------

Will be the pay scale for Caesars employees be comparable to Harrah's? Could our wages/salary be reduced when we merge?

Will transfers between Ceasars properties and Harrahs properties be allowed once the merger is completed?

Will Harrah's employees have the option of first choice of the jobs and will we have to reapply for our jobs?


Salary and transfer-policy decisions will be made by Harrah's management as we move closer to the closing of the transaction; however, no such decisions can be implemented until after the merger is completed. Harrah's currently maintains a corporate-wide job-posting system listing positions available to all its employees.

The vast majority of all Caesars jobs will remain unchanged. We do expect some consolidation of positions at the corporate level, and Caesars and Harrah's management are working on details of a retention program to encourage those who might be affected to remain with Caesars through a transition period.


Information Systems
-------------------

How will the implementation of the new Information Security Standards be affected by the merger? Does Harrahs have a simular set of Information Security Standards available to we should model ours on instead?

The merger has no effect on the implementation of the new Security Standard. We will continue with the timely implementation of the standard to assure that we are in compliance with Sarbanes-Oxley. While we don't have any details on Harrah's Security Standards, their policy/procedures would be very similar to our efforts, which are based on industry best practices.

What computer system is Harrah's currently using? Will it be the LMS, lodging and management system? Will the company (Harrah's) continue to use the interaction client through which all calls from our various gaming hotels filter through to the call center? Are you considering outsourcing to another city for all of the properties?

Both Caesars and Harrah's use the industry leading hotel management application LMS. While we do not know what system changes might occur, the applications are very similar and employees at both companies would see few differences if they were to be using the other companies system. It's too early to tell about outsourcing the call center.


Shareholder Approval
--------------------

How long does the shareholder voting process take and when is it scheduled to begin?

Is there a date when the shareholders will vote?

The companies each will schedule special shareholder meetings to vote on the planned transaction as we move through the merger process outlined by the federal Securities and Exchange Commission. The dates for these meetings have not yet been established. The results of shareholder votes are expected to be announced on the day of the meetings.


Union Issues
------------

What about the people who are in a union? Will Harrah's keep the union contract or will they do away with the contract? Will Harrah's do away with the unions?

As part of the merger agreement, Harrah's has agreed to honor Caesars Entertainment's existing union contracts. Those contracts will be renegotiated as they expire, just as they would be if there were no change in company ownership.


Capital Projects
----------------

After the merger is complete, will there be any renovations made to existing Caesar's properties?

For the past five years, Harrah's has spent approximately $400 million to $550 million annually to upgrade, renovate or expand its existing properties to keep them competitive in their respective markets. Decisions about specific capital expenditures following closing of the merger will be made by Harrah's management team based on a number of factors, including maintaining product quality and providing an adequate return on investment.


Additional Information about the Acquisition and Where to Find It

In connection with Harrah's proposed acquisition of Caesars (the "Acquisition"), Caesars and Harrah's intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAESARS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HARRAH'S, CAESARS AND THE ACQUISITION. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Harrah's or Caesars with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to: Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations or Harrah's, One Harrah's Court, Las Vegas, Nevada 89119, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Caesars and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Caesars in connection with the Acquisition. Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars' 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Caesars and its executive officers and directors in the Acquisition by reading the proxy statement and prospectus regarding the Acquisition when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.


Safe Harbor

This document includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Caesars and Harrah's and Harrah's anticipated acquisition of Caesars. These forward-looking statements are based on current expectations and projections about future events.

Readers are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Caesars and Harrah's may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the SEC (including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein): financial community and rating agency perceptions of Harrah's and Caesars', the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; the ability to timely and cost-effectively integrate into Harrah's operations the companies that it acquires, including with respect to its acquisition of Caesars; access to available and feasible financing, including financing for Harrah's acquisition of Caesars, on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.

Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Caesars disclaims any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this employee communication.